Investor Relations


Holcim

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 87 19

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

SUPPL



Zürich, June 2, 2003/vp
veronique.piret@holcim.com

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

File N° 82-4093


03022465

Dear Sirs,

Please find enclosed our First Quarter Interim Report 2003 as well as the final version of our Annual Report 2002 .

Yours sincerely



Véronique Piret



Strength. Performance. Passion.



We have achieved our operating targets.

First Quarter Interim Report 2003 Holcim Ltd





Holcim Hagenholzstrasse 85
CH-8050 Zürich/Switzerland

FILE N° 82-4093

Key Figures Group Holcim

January–March		2003	2002	±%	±% local currency
Annual cement production capacity	million t	140.4	141.9[1]	–1.1	
Sales of cement and clinker	million t	19.4	19.1	+1.6	
Sales of aggregates	million t	17.8	17.9	–0.6	
Sales of ready-mix concrete	million m^3	5.6	5.5	+1.8	
Net sales	million CHF	2,467	2,847	–13.3	–2.5
Operating EBITDA	million CHF	597	666	–10.4	+2.9
Operating EBITDA margin	%	24.2	23.4		
EBITDA	million CHF	609	683	–10.8	+2.2
EBITDA margin	%	24.7	24.0		
Operating profit	million CHF	287	310	–7.4	+7.7
Operating profit margin	%	11.6	10.9		
Net income before minority interests	million CHF	58	129	–55.0	–43.4
Net income after minority interests	million CHF	10	77	–87.0	–79.2
Net income margin	%	0.4	2.7		
Cash flow from operating activities	million CHF	98	108	–9.3	+14.8
Cash flow margin	%	4.0	3.8		
Net financial debt	million CHF	9,085	8,857[1]	+2.6	+3.3
Shareholders' equity including interests of minority shareholders	million CHF	9,386	9,435[1]	–0.5	+0.3
Gearing[2]		96.8	93.9[1]		
Employees	31.3.	47,953	51,115[1]	–6.2	
Earnings per dividend-bearing bearer share	CHF	0.25	1.97	–87.3	
Earnings per dividend-bearing registered share	CHF	0.05	0.39	–87.3	
Cash earnings per bearer share[3]	CHF	1.94	3.79	–48.8	
Cash earnings per registered share[3]	CHF	0.39	0.76	–48.8	

[1] As of December 31, 2002.
[2] Net financial debt divided by shareholders' equity including interests of minority shareholders.
[3] Excluding the amortization of goodwill and other intangible assets.

"Holcim shows operating strength, despite adverse exchange rate factors and bad weather conditions."

Solid operating results in challenging environment

In the first quarter 2003, Holcim succeeded in further improving its operating margins, even though its consolidated result was severely depressed by negative currency effects and typical seasonal fluctuations in the construction sector in the first few months of the year.

Global economic conditions remained very subdued, particularly with the Iraq conflict overshadowing already sluggish business activity. Holcim's unique country mix, particularly its strong presence in Latin America and Asia, enabled the company to hold its own well in this environment. However, in comparison with the first quarter 2002 the construction industry was adversely affected by significantly less favorable weather conditions throughout large parts of Europe and North America – an important factor to consider when assessing the financial results is the currency trend. Gratifyingly, most Group companies made further progress in local currency terms. However, the consolidated results were adversely affected by the US dollar's massive 19.1% year-on-year depreciation against the Swiss franc and by the weakness of other major Group currencies.

The period under review saw a slight rise in cement and clinker sales and there was also an increase in the volume of ready-mix concrete compared with the prior-year quarter. By contrast, deliveries of aggregates remained virtually stable. Group companies in Latin America, Africa and Asia reported higher cement sales. Consolidated net sales fell back 13.3% to CHF 2.467 billion. However, on the level of operating profit this decrease, which was attributable to currency factors and to prices, was partially offset by cost savings, resulting in only a 7.4% decline to CHF 287 million and improved operating margins. Group net income after minority interests came to CHF 10 million (first quarter 2002: 77). Factors that contributed to the decrease included higher financial expenses and a higher tax burden as a result of different earnings and losses among the Group companies, although on balance the tax effects of these will be evened out during the course of the year. Another factor that had a negative impact was the complete write-off of our CHF 19 million shareholding in Swiss International Air Lines. Cash flow from operating activities once again reached an attractive CHF 98 million (first quarter 2002: 108). In light of the challenging external factors, the quarterly statement can be described as solid and in line with expectations.

Construction activity in Europe hit by snow and frost

In the first quarter 2003, business in Europe was greatly impaired by an exceptionally severe and prolonged period of cold weather. At many construction sites virtually no concreting work could be carried out for several weeks. As a result, cement deliveries by the national companies declined, in some cases markedly. This contrasted with a renewed increase in delivery volumes in markets in southern Europe such as Spain and Italy, where economic conditions were favorable. However, the positive trend in orders placed from March onward was not sufficient to offset the weather-related declines of the two previous months. Despite operational improvements in margins, the operating profit of the Group's Europe region slumped by 26.6% to CHF 58 million. Difficult market conditions in Germany had a role to play here. The signing of a contract for the takeover of

Cementos de Hispania S.A. on April 24, 2003 enabled Holcim to strengthen its market position on the Iberian Peninsula and – thanks to the Yeles cement plant – make an ideal addition to its existing aggregate and concrete business in the Greater Madrid region.

Lackluster construction activity in North America

The construction sector made no significant progress in North America. The general uncertainty in the lead-up to the Iraq War dampened investment activity across the board and an extremely hard winter with record sub-zero temperatures hindered construction activity in large parts of the continent. Holcim US was nonetheless able to maintain cement deliveries to the markets it serves at the same level as the previous year. This was also a reflection of the extra production capacity provided by the new Portland plant. The slag cement business (GranCem) also performed well. The Canadian economy is still in good shape and the construction sector there has a solid backlog of orders. Canadian construction activity was also hit by a wave of severe cold weather. In comparison with the previous year's mild winter, this resulted in a noticeable decline in sales across all sectors at St. Lawrence Cement. Aggregates bore the brunt of the decline, followed by ready-mix concrete and cement. However, the situation will soon normalize with the arrival of the spring weather. The financial results of the Group's North America region were further depressed by adverse currency movements. Nonetheless, compared with the prior-year period an advance is becoming apparent – as a result of an improvement in the performance of Holcim US the regional operating loss has halved to CHF 24 million.

Latin America remains stable

In Latin America, most Group markets once again held up very well and significant business progress was made in most countries, confirming the continent's resistance to the prevailing crises. Our Mexican Group company Apasco reported a significant rise in cement deliveries in the first quarter 2003. Cement deliveries also increased in Chile. While sales remained stable in Central America, continued political instability in Venezuela adversely affected the market there throughout the period under review. Even so, Cementos Caribe was still able to slightly offset the massive downturn in domestic demand by increasing exports. Despite the sluggish economic trend, construction activity in Brazil fell back only slightly, and our Group company was even able to expand sales of ready-mix concrete. In Argentina, Minetti's sales recovered slightly at a low level. Operating profit was up throughout Latin America in both local currencies and US dollars (the USD being the region's key currency). However, unfavorable exchange rates depressed consolidated operating profit in Latin America and the result was a 11.5% decline to CHF 185 million.

Positive signals from Africa – uncertainty in the Middle East

Our South African and Indian Ocean Group companies, which include our holdings in Madagascar and La Réunion reported a very positive sales trend. Holcim Morocco also continued to operate in a stable market environment. By contrast, regional uncertainties depressed economic performance in West Africa and the Middle East. In Egypt, where additional installed capacity was fully available, Egyptian Cement saw its financial performance adversely affected by sharp falls in prices and the massive erosion of the local currency. Difficult market conditions prevented Holcim Lebanon from matching its strong performance in the first quarter 2002. Remarkable progress was once again made in South Africa, where our company Alpha (Pty) Limited took a major step forward in both operational and financial terms. Holcim Morocco also reported a favorable earnings trend. The consolidated operating profit of this Group region nonetheless declined by 18.2% to CHF 45 million. This primarily reflects the unfavorable exchange rate situation – first and foremost in relation to the Egyptian pound – and the declining results at Holcim Lebanon and in the West Africa group.

Predominantly solid market performance in Asia Pacific

Consolidated sales volumes increased in all segments in the Asia Pacific Group region. The ASEAN countries performed well in a global context and were able to make gains in the construction sector. Malaysia and Thailand were the only countries to see a slight decline in demand for cement. Due to the change in structure, the largest rise in sales volumes was reported by the Philippine company Union Cement, which is now fully consolidated following its successful merger with Alsons Cement. In Vietnam, demand for cement once again increased, enabling our plants in Hon Chong and Cat Lai to operate at full capacity. The project to increase grinding capacity at Ho Chi Minh City is proceeding according to schedule. Most of the Holcim companies in the region improved their financial results, with the advances made by Siam City Cement in Thailand and PT Semen Cibinong in Indonesia worthy of particular mention. Despite the negative exchange rate trend compared with the prior-year quarter, consolidated operating profit in Asia Pacific increased by 8.8% to CHF 37 million.

Outlook still intact

We firmly believe that the forecasts made in March 2003 for fiscal 2003 as a whole remain valid. In Europe, we anticipate an increase in operating performance despite persisting price pressure, and North America will see a sustained improvement in local currency terms. Without any change in the economic situation, Latin America will present another solid operating result and the importance to the consolidated financial statements of the African and Asian markets will continue to grow.

Board of Directors proposes introduction of a single share

In April 2003, the Board of Directors took some important decisions regarding the future direction of the Group as a whole. These propositions will be put forward for approval by the shareholders' meeting. The focus was on a proposal to create a single registered share with a view to completing the opening up of Holcim as a future-oriented publicly held company. In the future, with the simplification of the structure of voting rights and capital, the removal of the opting-out clause and the waiving of any percentage restriction on share registration, all Holcim shareholders will be placed on an equal footing. An important point to note in this context is that the Board of Directors' decision to introduce a single registered share was taken unanimously and, in particular, has the full support of the principal shareholder, Dr. h.c. Thomas Schmidheiny. As the largest single shareholder, Thomas Schmidheiny will continue to treat his involvement with Holcim as a long-term commitment and, as a member of the Board of Directors, will continue to play an active part in shaping the Group's future.

The Board of Directors elected Dr. Rolf Soiron as its new Chairman. He has been a Board member since 1994 and will take over his new mandate immediately after the next Ordinary General Meeting on June 4, 2003. In the meantime, Dr. Willy Kissling will continue to hold interim responsibility for the overall management of the company. In future, he will retain his seat on the Board of Directors as Deputy Chairman.



Dr. Willy Kissling
Chairman of the Board of Directors a.i.



Markus Akermann
CEO

Consolidated Statement of Income of Group Holcim

January–March	Notes	2003	2002	±%
Million CHF		Unaudited	Unaudited	
Net sales	4	**2,467**	**2,847**	**–13.3**
Production cost of goods sold		(1,295)	(1,533)	
Gross profit		**1,172**	**1,314**	**–10.8**
Distribution and selling expenses		(577)	(656)	
Administration expenses		(241)	(277)	
Other depreciation and amortization		(67)	(71)	
Operating profit	5	**287**	**310**	**–7.4**
Other income	6	3	14	
EBIT		**290**	**324**	**–10.5**
Financial expenses net	7	(147)	(128)	
Net income before taxes		**143**	**196**	**–27.0**
Income taxes		(85)	(67)	
Net income before minority interests		**58**	**129**	**–55.0**
Minority interests		(48)	(52)	
Net income after minority interests		**10**	**77**	**–87.0**
CHF				
Earnings per dividend-bearing bearer share		0.25	1.97	–87.3
Earnings per dividend-bearing registered share		0.05	0.39	–87.3
Fully diluted earnings per bearer share		0.25	1.97	–87.3
Fully diluted earnings per registered share		0.05	0.39	–87.3
Cash earnings per bearer share[1]		1.94	3.79	–48.8
Cash earnings per registered share[1]		0.39	0.76	–48.8

[1] Excluding the amortization of goodwill and other intangible assets.

Consolidated Balance Sheet of Group Holcim			
Million CHF	31.03.2003 Unaudited	31.12.2002 Audited	31.03.2002 Unaudited
Cash and cash equivalents	2,577	2,698	1,920
Marketable securities	86	107	156
Accounts receivable	2,290	2,167	2,583
Inventories	1,301	1,265	1,445
Prepaid expenses and other current assets	292	223	311
Total current assets	**6,546**	**6,460**	**6,415**
Financial investments	2,087	2,030	2,433
Property, plant and equipment	13,645	13,806	15,635
Intangible and other assets	3,055	3,164	3,200
Total long-term assets	**18,787**	***19,000***	**21,268**
Total assets	**25,333**	**25,460**	**27,683**
Trade accounts payable	970	1,074	1,022
Current financing liabilities	3,343	2,885	2,656
Other current liabilities	1,315	1,209	1,236
Total short-term liabilities	**5,628**	**5,168**	**4,914**
Long-term financing liabilities	8,405	8,777	9,900
Deferred taxes	1,049	1,126	1,191
Long-term provisions	865	954	1,043
Total long-term liabilities	**10,319**	**10,857**	**12,134**
Total liabilities	**15,947**	**16,025**	**17,048**
Interests of minority shareholders	**2,692**	**2,867**	**2,848**
Share capital	402	402	402
Capital surplus	2,628	2,628	2,570
Treasury shares	(446)	(452)	(449)
Reserves	4,110	3,990	5,264
Total shareholders' equity	**6,694**	**6,568**	**7,787**
Total liabilities and shareholders' equity	**25,333**	**25,460**	**27,683**

Statement of Changes in Consolidated Equity of Group Holcim

Million CHF	Share capital	Capital surplus	Treasury shares
Equity as at December 31, 2001 (audited)	**402**	**2,570**	**(451)**
Net income after minority interests			
Currency translation effects			
Effect of increase in participation			
Gain on available-for-sale securities net			
Gain on cash flow hedges net			
Dividends			
Change in treasury shares net			2
Equity as at March 31, 2002 (unaudited)	**402**	**2,570**	**(449)**
Equity as at December 31, 2002 (audited)	**402**	**2,628**	**(452)**
Net income after minority interests			
Currency translation effects			
Gain on available-for-sale securities net			
Gain on cash flow hedges net			
Dividends			
Change in treasury shares net			6
Equity as at March 31, 2003 (unaudited)	**402**	**2,628**	**(446)**

	Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves	Total shareholders' equity
	5,367	**(175)**	**(76)**	**5**	**5,121**	**7,642**
	77				77	77
				57	57	57
	(6)				(6)	(6)
		5			5	5
			10		10	10
					0	0
					0	2
	5,438	**(170)**	**(66)**	**62**	**5,264**	**7,787**
	5,678	**(178)**	**(82)**	**(1,428)**	**3,990**	**6,568**
	10				10	10
				87	87	87
		23			23	23
					0	0
					0	0
					0	6
	5,688	**(155)**	**(82)**	**(1,341)**	**4,110**	**6,694**

Consolidated Cash Flow Statement of Group Holcim

January–March Million CHF	2003 Unaudited	2002 Unaudited	±%
Operating profit	**287**	**310**	**–7.4**
Depreciation and amortization of operating assets	310	356	
Other non-cash items	(61)	(54)	
Change in net working capital	(255)	(284)	
Cash generated from operations	**281**	**328**	**–14.3**
Dividends received	17	11	
Interest received	7	4	
Interest paid	(108)	(134)	
Income taxes paid	(95)	(92)	
Other expenses	(4)	(9)	
Cash flow from operating activities (A)	**98**	**108**	**–9.3**
Investments in property, plant and equipment net	(222)	(232)	
Financial investments net	(112)	(153)	
Cash flow used in investing activities (B)	**(334)**	**(385)**	**+13.2**
Dividends paid to minority shareholders	(17)	(5)	
Movements of treasury shares net	5	2	
In(De)crease in current financing liabilities	138	(37)	
Proceeds from long-term financing liabilities	121	323	
Repayment of long-term financing liabilities	(117)	(178)	
De(In)crease in marketable securities	21	(51)	
Cash flow from financing activities (C)	**151**	**54**	**+179.6**
Decrease in cash and cash equivalents (A+B+C)	**(85)**	**(223)**	
Cash and cash equivalents as at January 1	**2,698**	**2,137**	
Decrease in cash and cash equivalents	(85)	(223)	
Currency translation effects	(36)	6	
Cash and cash equivalents as at March 31	**2,577**	**1,920**	

1 Basis of Preparation

The unaudited consolidated first quarter interim financial statements (hereafter "interim financial statements") are prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies used in the preparation and presentation of the interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2002 (hereafter "annual financial statements"). The interim financial statements should be read in conjunction with the annual financial statements as they provide an update of previously reported information.

There were no significant changes in accounting policies or estimates or in any provisions or impairment charges from those disclosed in the annual financial statements.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2 Changes in the Scope of Consolidation

The scope of consolidation has been affected mainly by the following additions and disposals made during 2002:

In April 2002, the Group acquired 83.0% of Novi Popovac for CHF 117 million in cash. The acquisition was accounted for under the purchase method of accounting.

In the Philippines, Union Cement Corporation acquired the Group company Alsons Cement Corporation in a share exchange deal. The new entity is fully consolidated as from October 1, 2002.

Due to the sale of Baubedarf group, this entity has been deconsolidated as of October 1, 2002.

3 Segment Information

Information by region	Europe		North America		Latin America		Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
January–March (unaudited)	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Income statement														
Million CHF														
Net sales[1]	844	921	341	433	668	874	250	247	404	414	(40)	(42)	2,467	2,847
Operating EBITDA[1]	165	182	16	20	268	307	67	79	94	96	(13)	(18)	597	666
Operating EBITDA margin[1] in %	19.5	19.8	4.7	4.6	40.1	35.1	26.8	32.0	23.3	23.2			24.2	23.4
Operating profit[1]	58	79	(24)	(47)	185	209	45	55	37	34	(14)	(20)	287	310
Operating profit margin[1] in %	6.9	8.6	(7.0)	(10.9)	27.7	23.9	18.0	22.3	9.2	8.2			11.6	10.9
Capacity and sales														
Million t														
Production capacity cement[2]	38.8	40.8	21.7	21.1	30.6	31.2	13.8	13.3	35.5	35.5	0	0	140.4	141.9
Sales of cement and clinker	4.8	5.1	2.6	2.7	4.6	4.4	2.7	2.5	5.7	5.3	(1.0)	(0.9)	19.4	19.1
Sales of aggregates	10.6	9.8	1.2	1.6	2.9	3.2	1.8	1.9	1.3	1.4	0	0	17.8	17.9
Million m³														
Sales of ready-mix concrete	2.6	2.6	0.3	0.4	1.8	1.7	0.4	0.3	0.5	0.5	0	0	5.6	5.5

[1] Prior-year figures of the service companies have been regrouped from geographical regions to Corporate.
[2] Prior-year figures as of December 31, 2002.

4 Change in Net Sales

January–March	2003	2002
Million CHF	Unaudited	Unaudited
Volume and price	(73)	(46)
Change in structure	3	104
Currency translation effects	(310)	(74)
Total	**(380)**	**(16)**

5 Change in Operating Profit

January–March	2003	2002
Million CHF	Unaudited	Unaudited
Volume, price and cost	26	0
Change in structure	(2)	(5)
Currency translation effects	(47)	(9)
Total	**(23)**	**(14)**

6 Other Income

January–March Million CHF	2003 Unaudited	2002 Unaudited
Dividends earned	18	10
Financial income	(9)	10
Other ordinary income (expenses)	3	(3)
Depreciation and amortization of non-operating assets	(9)	(3)
Total	**3**	**14**

The reduction in financial income is due to an impairment loss recognized for the Group's investment in Swiss International Air Lines in the amount of CHF 19 million.

7 Financial Expenses Net

January–March Million CHF	2003 Unaudited	2002 Unaudited
Financial expenses	(159)	(153)
Interest earned on cash and cash equivalents	14	15
Foreign exchange (loss) gain net	(6)	6
Financial expenses capitalized	4	4
Total	**(147)**	**(128)**

8 Contingent Liabilities

In the ordinary course of business, the Group is involved in lawsuits, claims, investigations and proceedings, including product liability, commercial, environmental and health and safety matters. No significant changes in the Group's contingent liabilities have occurred since the last annual financial statements.

9 Post-Balance Sheet Events

On April 24, 2003, Spain's antitrust authorities approved the takeover of nearly 100% of Cementos de Hispania S.A. by Holcim for a purchase price of EUR 190 million. In the second quarter, the new company will be integrated into Group Holcim retroactively from the beginning of 2003.

10 Principal Exchange Rates						
	Income statement Average exchange rates in CHF			Balance sheet Closing exchange rates in CHF		
January–March	2003	2002	±%	31.03.2003	31.12.2002	31.03.2002
1 EUR	1.47	1.47	0	1.48	1.45	1.47
1 USD	1.36	1.68	−19.1	1.36	1.39	1.68
1 CAD	0.91	1.06	−14.2	0.93	0.88	1.05
100 EGP	25.32	36.51	−30.6	23.56	30.03	36.47
1 ZAR	0.16	0.15	+6.7	0.17	0.16	0.15
100 PHP	2.52	3.29	−23.4	2.54	2.61	3.29
100 THB	3.19	3.86	−17.4	3.17	3.22	3.87
1 AUD	0.81	0.87	−6.9	0.82	0.79	0.89
1 NZD	0.75	0.72	+4.2	0.75	0.73	0.74

Holcim securities

The shares are listed on the SWX Swiss Exchange. The bearer share has security code No. 1221406 and qualifies for Swiss market index SMI as well as Swiss performance index SPI and is traded on virt-x. The registered share has security number 1221405 and is traded on SWX. The bearer share is also traded on the Frankfurt Stock Exchange and in the form of ADRs in the US. Telekurs lists the bearer share under the code HOL and the registered share under HOLN. The corresponding codes under Bloomberg are HOL VX and HOLN SW, while Reuters uses the abbreviations HOLZ.VX and HOLZn.S. Every share, regardless of whether bearer or registered, carries one voting right. The market capitalization of Holcim Ltd amounted to CHF 8.9 billion at March 31, 2003.

Cautionary statement regarding forward-looking statements

This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance.

Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macro-economic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document.

Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Financial Reporting Calendar	
General Meeting of Shareholders	June 4, 2003
Dividend payment	June 10, 2003
Half-year 2003 results	August 28, 2003
Third quarter 2003 results conference for press and analysts	November 12, 2003
2003 annual results conference for press and analysts	March 9, 2004

Holcim
www.holcim.com







Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
Fax +41 58 858 86 09
info@holcim.com
www.holcim.com

Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 87 19
investor.relations@holcim.com

